UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report

KINETIK HOLDINGS INC.
(Exact name of registrant as specified in its charter)
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Delaware (State or other jurisdiction of incorporation or organization)	001-38048 (Commission File Number)	81-4675947 (I.R.S. Employer Identification Number)
2700 Post Oak Blvd. Suite 300 Houston, Texas 77056
(Address of principal executive offices and zip code)
(713) 621-7330
(Registrant's telephone number, including area code)

Lindsay Ellis
(713) 487-4828
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 2. RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included as Exhibit 99.1 to this Specialized Disclosure Report on Form SD.
SECTION 3. EXHIBITS
Item 3.01 Exhibits

Exhibit No.	Description of Exhibit
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kinetik Holdings Inc.

Dated:	September 24, 2026	/s/ Lindsay Ellis
Lindsay Ellis
General Counsel, Secretary and Chief Compliance Officer